SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of January 2011
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to election of means of receipt and language of corporate communication.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: January 31, 2011	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ELECTION OF MEANS OF RECEIPT AND
LANGUAGE OF CORPORATE COMMUNICATION
The Company is making arrangements for Shareholders to elect to receive future Corporate Communications (i) in electronic form on the Company’s website at www.chinaunicom.com.hk (where they will continue to be published in both English and Chinese) or in printed form and (ii) if Shareholders elect to receive Corporate Communications in printed form, to elect to receive them in the English language, in the Chinese language or in both languages. The Company is making these arrangements with a view to increasing efficiency, saving costs and protecting the environment.
PROPOSED ARRANGEMENTS
Reference is made to the Previous Announcement issued by the Company on 24 February 2005 relating to the election by Shareholders of the language of Corporate Communications to be received by Shareholders. This announcement supersedes the arrangements made by the Company relating to the election by Shareholders of the language of Corporate Communications to be received by Shareholders set out in the Previous Announcement.
In accordance with Rules 2.07A and 2.07B of the Listing Rules, the following arrangements will be made by the Company:
1.
The Company will send a letter to the Shareholders on 28 January 2011 (the “First Letter”) together with a reply form with a mailing label attached for posting within Hong Kong (the “Reply Form”). The First Letter and the Reply Form will be in English and Chinese. The Reply Form will enable Shareholders:

(i)
to elect to receive future Corporate Communications in electronic form on the Company’s website at www.chinaunicom.com.hk (where they will continue to be published in both English and Chinese) or in printed form; and

(ii)	if they elect to receive future Corporate Communications in printed form, to elect to receive them in the English language, in the Chinese language or in both languages.
The Reply Form should be duly completed, signed and returned by post or by hand to the Company c/o the Company’s Hong Kong Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

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2.
The First Letter explains that, if the Company does not receive from a Shareholder a duly completed and signed Reply Form (or another response from a Shareholder indicating that the Shareholder objects to receiving Corporate Communications in electronic form on the Company’s website) on or before 28 February 2011, the Shareholder will be deemed, until the Shareholder informs the Company otherwise by reasonable notice in writing sent to the Hong Kong Share Registrar at the above address or by email to info@chinaunicom.com.hk, to have elected to receive future Corporate Communications in electronic form on the Company’s website instead of receiving them in printed form.

3.
If a Shareholder has elected in a Reply Form to receive Corporate Communications in printed form, the Company will send Corporate Communication to the Shareholder in the language or languages selected by the Shareholder unless and until the Shareholder notifies the Hong Kong Share Registrar in writing (at the above address) or by email to info@chinaunicom.com.hk that the Shareholder wishes to receive Corporate Communications in a different language (or, as the case may be, in both languages) or by electronic means on the Company’s website.

4.
If a Shareholder has elected in a Reply Form to receive Corporate Communications by electronic means on the Company’s website, the Company will notify the Shareholder by e-mail (at the e-mail address provided in the Reply Form) when each Corporate Communication is published on the Company’s website. If a Shareholder does not provide an e-mail address in the Reply Form or is deemed (because the Shareholder has not sent a Reply Form) to have elected to receive Corporate Communications by electronic means on the Company’s website, the Company will notify the Shareholder by post when each Corporate Communication is published on the Company’s website. This notification will be sent to the address of the Shareholder which appears in the Company’s register of members maintained by the Hong Kong Share Registrar.

5.
When each Corporate Communication is sent by the Company in printed form to a Shareholder in accordance with the arrangements described in paragraph 3 above, a letter (the “Second Letter”) and a change request form (the “Change Request Form”) with a mailing label attached for posting within Hong Kong will be attached to or printed in the relevant Corporate Communication. The Second Letter and Change Request Form will be in English and Chinese. By completing and returning the Change Request Form to the Hong Kong Share Registrar, the Shareholder may elect (i) to receive future Corporate Communications in electronic form on the Company’s website instead of in printed form or (ii) to change the language in which the Shareholder receives Corporate Communications in printed form.

6.
Shareholders may also at any time by reasonable notice in writing to the Company sent to the Hong Kong Share Registrar at the above address or by email to info@chinaunicom.com.hk elect (i) to receive future Corporate Communications in printed form instead of in electronic form on the Company’s website (or in electronic form on the Company’s website instead of in printed form) or (ii) to change the language in which they receive Corporate Communications in printed form. If any Shareholder who has elected (or is deemed to have elected) to receive Corporate Communications in electronic form on the Company’s website for any reason has difficulty in obtaining access to Corporate Communications on the Company’s website, the Company will upon request by the Shareholder send Corporate Communications to the Shareholder in printed form free of charge.

7.
All Corporate Communication will continue to be available on the Company’s website at www.chinaunicom.com.hk in both English and Chinese and in accessible format. Soft copies in both languages of all Corporate Communications will also be filed with the Stock Exchange on the same day as that on which they are made available to Shareholders (or on such other day as may be required by the Stock Exchange or in order to comply with to the Listing Rules) and will be available on the website of Stock Exchange at www.hkexnews.hk.

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8.
The Company is providing a hotline service (telephone number: (852) 2126 2018) available during business hours (9:00 a.m. to 5:00 p.m., Monday to Friday, excluding public holidays in Hong Kong) to enable Shareholders to make enquiries regarding the arrangements described above.

9.
The First Letter and the Second Letter will indicate that Corporate Communications will be available on the Company’s website in both English and Chinese and that the hotline service is being provided as described above.

PREVIOUS ANNOUNCEMENT AND ELECTION OF SHAREHOLDERS MADE PURSUANT TO THE PREVIOUS ANNOUNCEMENT
This announcement and any election made by Shareholders pursuant to the arrangements described in this announcement supersede all arrangements made by the Company relating to the election by Shareholders of the language of Corporate Communications to be received by Shareholders set out in the Previous Announcement and any election made by Shareholders pursuant to the Previous Announcement.
DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“Board”	the board of directors of the Company

“Company”
China Unicom (Hong Kong) Limited , a company incorporated under the laws of Hong Kong with limited liability and whose Shares and American Depositary Shares are listed on the Stock Exchange and the New York Stock Exchange, respectively

“Corporate Communications”
any documents issued by the Company to holders of its securities for their information or action and including (but not limited to) (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report, (b) the interim report and, where applicable, summary interim report, (c) a notice of meeting, (d) a listing document, (e) a circular and (f) a proxy form

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Share Registrar”	Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Previous Announcement”	the announcement made by the Company on 24 February 2005 relating to the election by Shareholders of the language of Corporate Communications to be received by Shareholders

“Shareholders”	a holder of shares in the issued share capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

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By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 28 January 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

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